Kathleen M. Long

Direct Phone: +1.202.373.6149

Direct Fax: +1.202.373.6001

kathleen.long@bingham.com

June 4, 2013

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen California AMT-Free Municipal Income Fund (“NKX”)

File Nos. 333-184971 and 811-21212

(Filed April 12, 2013)

Nuveen California Dividend Advantage Municipal Fund (“NAC”)

File Nos. 333-186409 and 811-09161

(Filed May 9, 2013)

Nuveen California Select Quality Municipal Fund, Inc. (“NVC”)

File Nos. 333-184969 and 811-06294

(Filed April 12, 2013)

Nuveen California Quality Income Municipal Fund, Inc. (“NUC”)

File Nos. 333-184970 and 811-06425

(Filed April 12, 2013)

Nuveen Select Tax-Free Income Portfolio (“NXP”)

File Nos. 333-185494 and 811-06548

(Filed April 22, 2013)

Nuveen Select Tax-Free Income Portfolio 2 (“NXQ”)

File Nos. 333-185495 and 811-06622

(Filed April 22, 2013)

Nuveen Select Tax-Free Income Portfolio 3 (“NXR”)

File Nos. 333-185496 and 811-06693

(Filed April 22, 2013)

Nuveen New Jersey Investment Quality Municipal Fund, Inc. (“NQJ”)

File Nos. 333-186410 and 811-06264

(Filed May 3, 2013)

Nuveen Short Duration Credit Opportunities Fund (“JSD”)

File Nos. 333-186405 and 811-22518

(Filed April 30, 2013)

(each a “Fund,” or collectively the “Funds” or “Registrant”)

June 4, 2013

Dear Mr. Brown:

This letter responds to the comments we received from you in a telephone conversation on May 16, 2013 on each Fund’s filing on Form N-2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on the dates indicated above. The following summarizes your comments and provides our response to those comments. Certain comments are only applicable to, or were previously addressed by, certain funds, which are noted below. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”) and apply to all Funds. The responses below will be reflected in each Fund’s next Pre-Effective Amendment as filed with the SEC.

NKX, NVC and NUC:

1.

Comment: Please tell us whether the Fund’s investments in derivatives will be counted towards the Fund’s 80% tests. If so, please confirm to us that the derivative investments will be included based on their market value and not their notional value.[1]

Response: Registrant does count investments in derivatives towards the satisfaction of its policies to invest at least 80% of its Managed Assets in municipal securities exempt from taxes. Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, Registrant historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, Registrant confirms that derivatives instruments that provide economic exposure to assets that are consistent with its name will be valued at fair value in accordance with the valuation policies of Registrant for purposes of measuring compliance with Rule 35d-1. To the extent that notional value exceeds such amount, Registrant will not take such amount into account for purposes of determining compliance with Rule 35d-1. To the extent the Securities and Exchange Commission or its staff issues additional guidance in this area, Registrant reserves the right to modify its policies in accordance with such guidance.2

[1]

This comment does not apply to JSD, which does not have an 80% test. We have previously responded to this comment for the following Funds: NAC (in letter dated May 9, 2013, Comment #14); NQJ (in letter dated May 3, 2013, Comment #4); and NXP, NXQ and NXR (in letters dated April 22, 2013, Comment #6).

[2]

The U.S. Securities and Exchange Commission has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the Investment Company Act of 1940, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

June 4, 2013

NKX, NAC, NVC, NUC, NQJ and JSD:

2.	Comment: Please confirm to us that the Fund’s management fees will not be based on the notional value of derivatives.

Response: Confirmed.3

NKX, NAC, NVC, NUC and NQJ:

3.	Comment: Since the Fund’s fundamental investment restriction with respect to borrowing does not include an exception for borrowing as permitted under exemptive orders granted under the 1940 Act, please delete the last sentence under the corresponding footnote to such restriction.

Response: We have made the requested change.4

NKX, NAC, NVC, NUC, NXP, NXQ, NXR and NQJ

4.	Comment: With respect to the Fund’s investments in total return swaps, please note that when the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please add disclosure regarding the segregation of assets to the discussion of the Fund’s investments in swaps.

Response: We have made the requested change and added the following disclosure:5

The Fund maintains in a segregated account with its custodian cash or liquid securities having a value at least equal to the Fund’s net payment obligations under any swap transaction, marked-to-market daily. The Fund will not enter into swap transactions having a notional amount that exceeds the outstanding amount of the Fund’s leverage. See “Use of Leverage” and “Risk Factors - Leverage Risks” and “- Hedging Risks” for additional information.

[3]	We have previously responded to this comment for the following Funds: NXP, NXQ and NXR (in letters dated April 22, 2013, Comment #10).
[4]	This comment is not applicable to the following funds, which include an exception for borrowing as permitted under exemptive orders granted under the 1940 Act: NXP, NXR, NXQ and JSD.
[5]	JSD already contains the requested disclosure.

June 4, 2013

JSD:

5.	Comment: Please add to the Cover Page the following statement that appears in the Summary, Prospectus, and SAI: “Under normal market circumstances, the Fund will maintain an average duration of two years or less for its portfolio, including the effect of leverage.”

Response: To avoid unnecessary repetition of information already contained throughout the registration statement, we respectfully decline to make the requested change. The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

*        *        *         *        *        *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Long

Kathleen M. Long

cc:	Kevin McCarthy
Gifford Zimmerman